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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 11 to Registration Statement No. 333-148814 of Hartford Life Insurance Company Separate Account VL II on Form N-6, of our report dated March 13, 2013 (September 13, 2013 as to the retrospective presentation of discontinued operations discussed in Note 1 and
Note 18, and the retrospective adoption of a change in disclosure of offsetting assets and liabilities discussed in Note 1 and Note 4), relating to the consolidated financial statements of Hartford Life Insurance Company as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustment of the accompanying consolidated financial statements for the Company's retrospective presentation of discontinued operations and the retrospective adoption of a change in disclosure of offsetting assets and liabilities), and of our report dated March 28, 2013, relating to the statements of assets and liabilities of Hartford Life Insurance Company Separate Account VL II as of December 31, 2012, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in
Note 6 for each of the periods presented in the five years then ended, both appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
October 21, 2013